UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the “Company”), a Delaware corporation, as previously amended on April 3, 2006, April 11, 2006 and April 20, 2006, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which the Offeror has offered to purchase all of the outstanding common stock of the Company (the “Common Stock”) that he does not beneficially own. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented. On March 17, 2006, the Company’s board of directors (the “Board”) formed a special committee of independent directors (the “Special Committee”) to evaluate the tender offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the tender offer.

Item 2. Identity and Background of Filing Person.

The information contained in the first paragraph under the caption “Tender Offer” in Item 2 of the Statement is hereby amended and restated as follows:

The Statement relates to the tender offer by General William Lyon (“General Lyon” or the “Offeror”), Chairman of the Company’s board of directors (the “Board”) and Chief Executive Officer of the Company, pursuant to which the Offeror offered to purchase all of the Common Stock that (1) he does not beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), (2) is not held by either the William Harwell Lyon Separate Property Trust or the William Harwell Lyon 1987 Trust (collectively, the “Trusts”), and (3) is not held in the treasury of the Company or any of its wholly owned subsidiaries (the “Shares”) at an initial price per share of $93.00 in cash, without interest. The tender offer was commenced on March 17, 2006 and was initially scheduled to expire at 12:00 midnight, New York City time, on April 13, 2006. Subsequently, after discussions with the Special Committee that are described in the section captioned “The Solicitation or Recommendation — Background of the Offer,” the Offeror increased the per share cash offer to $100.00, without interest (the “New Offer Price”), which was reflected in the Offeror’s Amendment No. 4 to the Schedule TO filed on April 11, 2006. The tender offer was then scheduled to expire at 12:00 midnight, New York City time, on April 21, 2006. On April 24, 2006, the Offeror announced (i) the extension of the tender offer for an additional five business days and (ii) the waiver of the condition to the tender offer that sufficient Shares are tendered such that the tendered Shares, together with the Common Stock already owned by the Offeror and the Trusts, would represent at least 90% of the Common Stock upon expiration of the tender offer. According to the amended Schedule TO filed on April 24, 2006, the tender offer will now expire at 12:00 midnight, New York City time, on April 28, 2006. In addition, a press release issued by General Lyon on April 24, 2006, which is incorporated by reference into the amended Schedule TO filed on April 24, 2006, indicates that, according to preliminary information from Computershare Trust Company of New York (the depositary for the tender offer), (i) 967,249 Shares were tendered and not withdrawn pursuant to the tender offer by 12:00 midnight New York City time on April 21, 2006, which, together with the shares already owned by General Lyon and the Trusts, represent approximately 83% of the Company’s Common Stock on a fully-diluted basis, and (ii) approximately 136,865 additional Shares must be tendered in order to satisfy the majority of the minority condition. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 17, 2006, as amended or supplemented (the “Schedule TO”). The initial $93.00 per share cash offer, which was subsequently increased to $100.00 per share in cash, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

Item 8. Additional Information.

The following paragraph is hereby added after the last paragraph under the caption “Litigation” in Item 8 of the Statement.

On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. As contemplated by the Memorandum, on April 18, 2006, the parties to the Delaware action submitted to the Court a stipulation for conditional certification of the class for purposes of the settlement. Also pursuant to the Memorandum, the Special Committee and its financial advisor, Morgan Stanley, have produced certain documents to the plaintiffs, and on April 18, 2006, plaintiffs took the deposition of the Chair of the Special Committee. On April 19, 2006, plaintiffs took the deposition of a representative of Morgan Stanley.

On April 20, 2006, the plaintiff in the California action requested that the Court issue a temporary restraining order, enjoining completion of the Offer pending further order of the Court. The Court, after argument, denied plaintiff’s request.

Item 9. Exhibits.

The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(17)	Press Release issued by General William Lyon on April 24, 2006 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO filed by William Lyon on April 24, 2006)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: April 24, 2006	By:	/s/ Harold H. Greene

	Name:	Harold H. Greene

	Title:	Director and Chairman of the Special Committee*

*	Evidence of authority to sign on behalf of William Lyon Homes was previously filed as Exhibit (a)(14) to the Schedule 14D-9/A filed on April 11, 2006.

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